SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 2)*

                         FINGERHUT COMPANIES, INC.
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                317867-10-1
                               (CUSIP Number)

                              Theodore Deikel
                   4400 Baker Road, Minnetonka, MN 55343
                                612-932-3100
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             September 3, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Schedule 13D/A

CUSIP No. 317867-10-1

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Theodore Deikel

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                            (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                              7)     SOLE VOTING POWER
         NUMBER                           3,282,194
         OF                   8)     SHARED VOTING POWER
         SHARES                            -0-
         BENEFICIALLY         9)     SOLE DISPOSITIVE POWER
         OWNED BY                          203,211
         EACH                 10)    SHARED DISPOSITIVE POWER
         REPORTING                         -0-
         PERSON
         WITH

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                 3,282,194

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                              [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           6.5%

14.      TYPE OF REPORTING PERSON*
         IN

Item 1.  Security and Issuer.

          This statement relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Fingerhut Companies, Inc. (the
"Company"). The address of the principal executive office of the Company is 4400 Baker Road, Minnetonka, MN 55343.

Item 2.  Identity and Background.

          (a) Name: Theodore Deikel

          (b) Business Address:

              4400 Baker Road
              Minnetonka, MN  55343

          (c) Present principal employment:

              Chairman and Chief Executive Officer
              Fingerhut Companies, Inc.
              4400 Baker Road
              Minnetonka, MN  55343

          (d) None.

          (e) None.

          (f) Citizenship: USA.

Item 3.  Source and Amount of Funds or Other Consideration.

          The acquisition of additional shares which required this filing was accomplished by means of option exercises which are more fully described in Item 5(c). Payment of the exercise prices was financed in part by a margin loan made by Smith Barney Inc. as detailed in Item 6. In addition, Mr. Deikel tendered, and the Company withheld, shares of Common Stock to cover a portion of the exercise price and taxes, as detailed in
Item 5(c).

Item 4.  Purpose of Transaction.

          The shares were purchased for investment.

Item 5.  Interest in Securities of the Issuer.

          (a) Mr. Deikel beneficially owns 3,282,194 shares of the Company's Common Stock. This constitutes 6.54% of the 50,154,164 shares of the Company's Common Stock outstanding. In addition, 6,191 shares of Common Stock are owned by Mr. Deikel's son. Mr. Deikel disclaims beneficial ownership of these shares. If, however, these shares were added to his beneficial holdings, Mr. Deikel would beneficially own a total of 3,288,385 shares, which would constitute 6.56% of the total number of outstanding shares of the Company's Common Stock. 3,078,983 of the shares beneficially owned by Mr. Deikel are pledged as security for a margin loan, as more fully described in Item 6 hereof.

          (b) Mr. Deikel has the sole power to direct the vote of all of his shares of the Company's Common Stock. Mr. Deikel's dispositive power over the shares is subject to the pledge of certain shares as described in Item 6.

          (c) The following transactions were effected by Mr. Deikel during the past sixty days:

1. On September 1, 1998, Mr. Deikel exercised options for 3,000,000 shares with an exercise price of $5.455 per share. The market price of Common Stock on September 1, 1998 was $24.25. The exercise price was paid in cash. In addition, 847,519 shares were withheld by the Company to cover taxes.

2. On September 3, 1998, Mr. Deikel exercised options for a total of 1,481,534 shares with exercise prices as set forth in the table below. The market price of Common Stock on September 3, 1998 was $27.50. Mr. Deikel conveyed to the Company 609,499 shares of Common Stock to cover the exercise price. In addition, 317,857 shares of Common Stock were withheld by the Company to cover taxes.

        Number of Shares                Exercise Price

        620,820                         $5.455
        773,382                         $15.00
        87,332                          $20.3125

3. On September 3, 1998, the Company repurchased from Mr. Deikel 528,331 shares.

4. On July 21, 1998, Mr. Deikel made a charitable contribution consisting of 10,000 shares of Common Stock.

          (d) Not Applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Mr. Deikel has Stock Option Agreements with the Company dated as of June 16, 1995, February 14, 1996 and August 20, 1997, and an Option Exercise Agreement dated as of December 24, 1992. Mr. Deikel also is party to a Pledge Agreement dated as of September 1, 1998 (the "Pledge Agreement") with Smith Barney Inc., pursuant to which 3,078,983 of Mr. Deikel's shares of Common Stock are pledged as collateral against a margin loan which was incurred to finance the share acquisitions described in Item 5(c). Note that, while Section 3 of the Pledge Agreement contemplates a pledge of 3,127,750 shares of Common Stock, the parties thereto have subsequently agreed based on revised calculations that only 3,078,983 shares are subject to the pledge.

Item 7. Material to be Filed as Exhibits.

          A copy of the Pledge Agreement is attached hereto as Exhibit
99.1.

                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 13, 1998


                              /s/ Theodore Deikel
                              ------------------------------
                              Theodore Deikel